EXHIBIT 99.1

Skylight Health Announces Appointment of Interim Chief Financial Officer and Corporate Update

TORONTO, June 16, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announces the appointment of Farooq Akhter as Interim Chief Financial Officer (CFO), effective June 15, 2022.

“We thank Andrew for the last 14 months of contribution and efforts related to our uplisting to the TSX Venture Exchange and Nasdaq Exchange and we wish him well in his future endeavors,” said Prad Sekar, CEO and Co-Founder of Skylight Health.

Mr. Akhter joined Skylight in 2019 and has been part of the Company’s transformational growth. He played a major role as Vice President, Finance supporting operational and capital markets efforts. He brings over 16 years of experience as a senior financial leader for publicly traded companies and large conglomerates internationally. Mr. Akhter will remain focused on operational initiatives and is committed to streamlining operations and driving new revenue opportunities.

“Farooq has been a strong leader within Skylight, continually demonstrating his commitment and alignment to the Company’s vision and objectives,” Prad continued. “His focus and knowledge of the business, operations and financial drivers, combined with his strong leadership, will be immediately impactful on our business as we strive to become cash flow positive in the upcoming quarters.”

“I am excited to assume this position within Skylight,” said Farooq Akhter. “For nearly 4 years, I have worked with our teams to accomplish the Company’s growth and development in the US healthcare space. The Company’s focus today is on profitability and aggressively driving organic growth opportunities, two areas I am hyper-focused on. We now have a strong foundation to execute our strategic priorities in a financially responsible manner.”

The Company is also excited to announce operational updates to its call center initiative, the integration of NeighborMD (“NMD”), and its partnership with Collaborative Health Systems (“CHS”).

Since launching its call center pilot opportunity in Colorado, the Company has seen a 400%+ improvement in attended phone calls leading to improved scheduling and patient visits. Compared to previous data, the lack of adequate response times to patient requests often led to a loss of appointments, revenue, and a decrease in patient satisfaction. This is a problem that is common to many primary care practices. By scaling the call center across the network, Skylight expects to recognize improved patient visits, revenues and positive patient engagement. This differentiator will enable Skylight to compete more effectively in its existing markets and be a driver for new patient growth.

Following the acquisition of NMD in May 2022, teams have been working tirelessly to integrate all aspects of operations, human resources, technology, and revenue. Since the acquisition, the Company has now integrated all employees onto its central human resource platform, with financial systems and electronic health records set for the next 30-90 days. The Company has also begun efforts to centralize its contracts into its central Florida entity, that through the joint venture with CHS, will begin expanding contracting efforts with existing and new payors. Additionally, the teams have begun working across markets to expand current capabilities to support practices, patient care, and quality efforts. Applications for risk contracts from NMD have now been submitted for Skylights practices in Jacksonville, Florida. This will enable the Company to begin registration of Medicare Advantage patients under the existing total cost of care contracts.

The joint venture with CHS has led to multiple initiatives to expand current Skylight capabilities, as well as the identification of new risk contract opportunities in Florida. The two entities continue to work together and expect to have new payor contracts ready for 2022 open enrollment for patients looking to participate in Medicare Advantage in 2023. These contracts should enable Skylight to expand new membership growth, as well as recognize increased economics from the contracts for enhanced patient care.

The Company remains committed to execution and delivery of its growth plan both organically and strategic M&A.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics, and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on the volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimizing unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.